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September 3, 2021

VIA EDGAR TRANSMISSION

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp II

Amendment No. 1 to Registration Statement on Form S-4 Filed August 11, 2021

Filed by GS Acquisition Holdings Corp II

File No. 333-257535

Dear Ms. Schwartz:

On behalf of our client, GS Acquisition Holdings Corp II, (“GSAH”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 25, 2021, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 30, 2021, as amended August 11, 2021. In connection with these responses, GSAH is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, GSAH has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Questions and Answers about the Proposals for our Stockholders, page 15

1.	Comment: Please revise footnote 5 on pages 20, 52 and 138, and footnote 4 on pages 53 and 139, to describe how the Option Agreement could affect the ownership shown in the Cash Shortfall situation.

Securities and Exchange Commission September 3, 2021 Page 2

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 55, 56, 143 and 144 of the Amended Registration Statement.

2.

Comment: We note that the PIK Notes are defined as the Shareholder Notes and the Management Notes, both of which are contemplated to be repaid upon closing. New disclosure on page 18 and elsewhere states that the consideration to be paid to the Mirion Sellers in connection with the Business Combination will be allocated first in respect of the PIK Notes and second in respect of the Existing Mirion Shares. You also state that the PIK Notes accrue payment-in-kind interest daily at a rate of 11.5% annually and are contemplated to be sold at the Closing for a price equal to the full outstanding principal amount together with all accrued but unpaid interest up to but excluding the Closing Date. You also mention that as the amount of accrued and unpaid interest increases, the holders of the PIK Notes will receive more consideration as compared to the holders of the Existing Mirion Shares. This has the effect over time of increasing the amount of shares of GSAH Class A Common Stock to be issued to the Mirion Sellers (excluding members of Mirion management) and reducing the number of shares of GSAH Class B common stock that will be issued to Mirion management. Please revise to clarify whether you are selling PIK Notes at the Closing or simply repaying existing PIK Notes, reconcile your disclosure that the PIK Notes accrue interest at 11.5% given elsewhere you state the Management Notes accrue interest at 5.75%, and explain how the increase in shares of GSAH Class A Common Stock pursuant to the PIK notes results in fewer shares of GSAH Class B Common Stock being issued.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 53, 132, 142 and 327 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 32

3.

Comment: We note your response to our prior comment 3, which we reissue. The advantages of the structure that you cite, such as control over the operating entities, a combined return and allowing existing shareholders the same voting power commensurate with their economic interests, appear to be present in other common SPAC acquisition structures. Please expand your disclosure in the Summary to specifically explain how this structure provides benefits unique to this structure. Please also revise to specifically explain the benefits of electing to receive paired interests that would not be shared with holders of GSAH Class A common shares generally, and why you expect Sellers (except for Mirion’s management) to elect to receive GSAH Class A shares while Mirion’s management will elect to receive Paired Interests. Also please revise the ownership structure chart to clarify whether Mirion management are expected to own the other <20% of IntermediateCo Class B common stock.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 37 of the Amended Registration Statement.

Securities and Exchange Commission September 3, 2021 Page 3

Unaudited Pro Forma Condensed Combined Financial Information, page 128

4.

Comment: Please tell us how your presentation of Mirion’s unaudited financial results for the twelvemonth period ending December 31, 2020 complies with Item 11-02(c)(3) of Regulation SX. Tell us if there would be any material differences if you used amounts arrived at by adding subsequent interim results to the audited fiscal year’s data and deducting the comparable preceding year’s interim results.

Response: The Company respectfully acknowledges the Staff’s comment. The Company concluded that the method of aggregating the results for each quarterly period in calendar year 2020 (i.e., quarters ending March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020) resulted in the same result as adding subsequent interim results to the audited fiscal year’s data and deducting the comparable preceding year’s interim results in accordance with Item 11-02(c)(3) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on page 133.

Proposal No. 1—Approval of the Business Combination Related Agreements, page 171

5.	Comment: We note your response to our prior comment 10. Please revise page 173 to state whether the founder shares will be afforded registration rights if they vest.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Amended Registration Statement.

Background of the Business Combination, page 174

6.

Comment: We note your response to our prior comment 13, which we reissue in part. Please revise page 178 to provide the quantitative figures that resulted from the valuation methodologies relied on by the Board, such as the DCF analysis.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 182 of the Amended Registration Statement.

7.

Comment: We note your response to our prior comment 14, which we reissue in part. Please revise pages 181-182 to provide more information concerning the peer company analysis, including the time period for the data used to calculate enterprise value, whether you used EBITDA as calculated by the peer company in its public filings or calculated by another method, and whether any of the EBITDA figures used for comparison were calculated differently than Mirion’s EBITDA.

Securities and Exchange Commission September 3, 2021 Page 4

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 185 of the Amended Registration Statement.

Mirion Technologies (TopCo), Ltd. Notes to Consolidated Financial Statements 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition ASC 606, page F-48

8.

Comment: Please explain how you meet the criteria under ASC 606-10 paragraphs 55-5 through 55-6 regarding how the customer simultaneously receives and consumes the benefits as the installation services are performed. In this regard, disclose, if true, that the equipment is being used without the installation being completed and/or that another entity could complete the installation services at any point in time of the installation.

Response: The Company respectfully acknowledges the Staff’s comment. Installation services are considered routine, as contemplated under ASC 606-10-55-5. Further, considering the requirements of ASC 606-10-55-6, we determined that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer.    Customers can choose to engage either the Company or other third parties to perform installations. Installation services can be performed by other entities at any point in time during the installation process. The Company has updated the revenue recognition disclosure within footnote 1 of the financial statements on page F-52 accordingly.

Financial Statements of Mirion Technologies (TopCo), Ltd. and Subsidiaries

15. Segment Information, page F-76

9.

Comment: We noted that you removed your presentation of revenue disaggregated by product categories on page F-79 of your initial Form S-4 filing. As you have stated in your correspondence that you intend to present revenue disaggregated by product categories in an amendment to Form S-4, please also provide the disclosure for prior periods as previously presented.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that disclosures on page F-79 of the initial Form S-4 filing and of Amendment No. 1 to Form S-4 are consistent. The Company has included revenue disaggregated by the following product categories on page F-83 of our amended S-4 filing for all periods presented: Medical; Reactor Safety and Control Systems; and Radiological Search, Measurement, and Analysis Systems.

Securities and Exchange Commission September 3, 2021 Page 5

Exhibits

10.

Comment: Please file as exhibits the Confidentiality and Intellectual Property Agreement attached as an exhibit to the Logan Employment Agreement, as well as the Confidentiality, Non- Interference and Intellectual Property Agreement, attached to each of the Freed Employment Agreement and Schopfer Employment Agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Confidentiality and Intellectual Property Agreement attached as an exhibit to the Logan Employment Agreement, as well as the Confidentiality, Non-Interference and Intellectual Property Agreement, attached to each of the Freed Employment Agreement and Schopfer Employment Agreement have been filed as exhibits to the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission September 3, 2021 Page 6

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Tom Knott, Chief Executive Officer, GS Acquisition Holdings Corp II

Brian Parness, Esq., Weil, Gotshal & Manges LLP